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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 45369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FOREST FULCRUM FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 FOREST AVENUE
(No. And Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. DEVOE III (203) 637-6004
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN J. DEVOE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOREST FULCRUM FUND, L.P., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

My Commission Exp. Mar. 31, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FOREST FULCRUM FUND, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Forest Fulcrum Fund, L.P.:

We have audited the accompanying statement of financial condition of Forest Fulcrum Fund, L.P. (the "Partnership") as of December 31, 2005. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Forest Fulcrum Fund, L.P. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 21, 2006

FOREST FULCRUM FUND, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Securities owned, at market value	$ 93,740,822
Receivable from clearing brokers	6,397,298
Accrued interest and dividends	296,292
Other assets	14,311
Other receivables	7,598,330
TOTAL ASSETS	$ 108,047,053

LIABILITIES AND PARTNERS' CAPITAL

Accrued interest and dividends	$ 121,805
Payable to clearing brokers	2,784,419
Securities sold, but not yet purchased, at market value	71,686,328
Payable to redeeming partners	7,760,056
Advance capital contributions	400,000
Payable to affiliates and others	591,486
TOTAL LIABILITIES	$ 83,344,094
Partners' capital	24,702,959
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 108,047,053

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Forest Fulcrum Fund, L.P. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and contractual commitments arising pursuant to equity swaps and other derivative contracts are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Partnership's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Partnership limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Partnership conducts business with several clearing brokers for its own proprietary accounts pursuant to several clearance agreements. All securities owned, and the receivable from and payable to the clearing brokers reflected on the statement of financial condition, are positions carried by and amounts receivable from or due to one or more of these clearing brokers.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined. The Partnership has elected to use the alternative method permitted by the Rule, which requires the Partnership to maintain $250,000 of minimum net capital. At December 31, 2005, the Partnership had net capital of $2,890,865, which was $2,640,865 in excess of the minimum requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership's fund manager provides investment and management services to the Partnership, and receives a management fee. The fund manager is also entitled to an incentive fee equal to 20% of each partner's share of net income determined on a monthly basis.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Partnership trades a variety of derivative financial instruments in order to reduce its exposure to market risk. These derivative financial instruments include equity options, equity index options and equity swaps. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

Derivative financial statements contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to this risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES (continued)

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to the risk through the use of derivative financial instruments which serve to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

In addition to market risk, these derivative financial instruments expose the Partnership to risk that the counter parties will not be able to perform under the terms of the contracts (credit risk). The Partnership utilizes controls that monitor credit risk by assessing creditworthiness of the counter parties and limiting the number of transactions with specific counter parties.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Partnership's involvement in the particular class of financial instrument and does not reflect the Partnership's risk of loss due to market risk or counter party nonperformance. The Partnership's exposure to credit risk associated with counter party nonperformance is limited to amounts included in the Partnership's other receivables on the statement of financial condition.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2005	Average Market Value 2005
Assets:			
Equities	$ 367,500	$ 12,250	$ 78,401
Equity Swaps	10,349,978	2,931,991	1,677,018
Liabilities:			
Equities	$ 452,000	$ 110,920	$ 252,058
Equity Swaps	4,879,395	498,610	160,131

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Partnership has decided to present a schedule of investments by industry. The investments consist almost entirely of convertible bonds and preferred stocks.

Description	Long Market Value	Short Market Value
Consumer-Discretionary	10.5%	11.8%
Energy	9.9%	9.7%
Financial	9.2%	8.0%
Healthcare	13.0%	10.7%
Industrial	8.9%	8.3%
Materials	8.4%	8.4%
Media	0.3%	0.2%
Other	2.6%	12.8%
Technology	25.6%	23.1%
Telecommunications	1.9%	1.0%
Transportation	5.1%	4.9%
Utilities	4.6%	1.1%
	100.0%	100.0%

Included in the "other" category is United States Treasury notes used to hedge the various risks inherent in the Company's portfolio.

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS (continued)

Investments with market values in excess of 5% of partners' capital

Quantity	Description	Market value	Percent of Partners' Capital
	SECURITIES OWNED, AT MARKET:		
	Preferred stock:		
64,874	MidAmerican Energy Holdings	$ 3,065,102	12.41%
56,211	Ford Motor Company	1,558,787	6.31%
	Convertible bonds:		
2,921	Nabors Industries Inc.	3,439,074	13.92%
2,741	American Express Co.	2,909,895	11.78%
2,771	Intel Corp	2,704,529	10.95%
2,199	Cadence Design Systems Inc.	2,491,887	10.09%
1,328	Cephalon Inc.	1,969,627	7.97%
1,229	AMR Corp	1,734,278	7.02%
1,312	Sherritt International Corp.	1,691,679	6.85%
145	Sumitomo Bakelite Co. Ltd.	1,685,746	6.82%
137	Sumitomo Electric Industries	1,680,999	6.81%
1,404	Cephalon Inc.	1,628,081	6.59%
80	Softbank Corp.	1,588,539	6.43%
1,574	Health Management Associates Inc.	1,363,725	5.52%
705	BAA PLC	1,363,144	5.52%
1,668	TJX Cos. Inc.	1,333,900	5.40%
85	Don Quijote Co. Ltd.	1,300,470	5.26%
1,014	Caesars Entertainment Inc.	1,295,649	5.24%
	Treasury bonds:		
1,156	U.S. Treasury Note 2/15/31	1,300,681	5.27%
	SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET:		
	Common stock:		
50,052	American Express Co.	2,575,676	10.43%
30,676	Nabors Industries Inc.	2,323,707	9.41%
111,986	Cadence Design Systems Inc.	1,894,803	7.67%
26,100	Cephalon Inc.	1,689,714	6.84%
62,244	Intel Corp	1,553,610	6.29%
33,700	Softbank Corp.	1,422,616	5.76%

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS (continued)

Investments with market values in excess of 5% of partners' capital

Quantity	Description	Market value	Percent of Partners' Capital
	SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET:		
	Common stock:		
63,406	AMR Corp	$ 1,409,515	5.71%
88,400	Sumitomo Electric Industries.	1,342,073	5.43%
147,539	Sherritt International Corp.	1,281,954	5.19%
152,000	Sumitomo Bakelite Co. Ltd.	1,254,963	5.08%
	Treasury bonds:		
2,473	U.S. Treasury Note 2/15/08	2,404,220	9.73%
2,293	U.S. Treasury Note 5/15/15	2,244,274	9.09%
1,432	U.S. Treasury Note 8/15/10	1,515,682	6.14%

NOTE 7 – OTHER RECEIVABLES AND OTHER PAYABLES

Included in the other receivables and other payables on the statement of financial condition are $7,598,330 of receivables from and $344,175 of payables to non-broker-dealers related to the Partnership's equity swap transactions. These receivables and payables are governed by separate swap agreements with various arrangements and conditions regarding settlement of the receivables and payables.

NOTE 8 – FINANCIAL HIGHLIGHTS

The following represents the ratios to average limited partners' capital and total return information for the year ended December 31, 2005:

Total return	5.03%
Performance fee	(0.94)
Total return after performance fee	4.09%
Ratios to average limited partners' capital:	
Total expenses per statement of income	3.09%
Performance fee	0.88
Total expenses and performance fee	3.97%
Net investment gain per statement of income	0.61%
Performance fee	(0.88)
Net investment loss after performance fee	(0.27)%

The above ratios and the total return are calculated based on all limited partners' capital taken as a whole. An individual partner's ratio and return may vary from these numbers based on the timing of capital transactions.

NOTE 9 – SUBSEQUENT TRANSACTIONS

In January and February 2006, partners withdrew approximately $3,567,000 from and contributed approximately $741,000 to the Partnership.